Exhibit 12

Horizon Lines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	December 22. 2013	December 23. 2012	December 25. 2011	December 26. 2010	December 20. 2009
Earnings:
Loss from continuing operations before income taxes	$(35,279)	$(75,885)	$(53,068)	$(35,250)	$(13,678)
Fixed charges	83,850	86,415	82,379	65,064	62,214

Earnings from continuing operations, adjusted	$48,571	$10,530	$29,311	$29,814	$48,536

Ratio of earnings to fixed charges	—	—	—	—	—

Fixed Charges:
Interest expense	$66,952	$62,894	$55,677	$40,117	$38,036
Interest portion of rent expense	16,898	23,521	26,702	24,351	23,752
Capitalized interest	—	—	—	596	426

Total fixed charges	$83,850	$86,415	$82,379	$65,064	$62,214

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor. For the years ending December 22, 2013, December 23, 2012, December 25, 2011, December 26, 2010, and December 20, 2009, earnings were insufficient to cover fixed charges by $35.3 million, $75.9 million, $53.1 million, $35.3 million, and $13.7 million, respectively.